UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42454

SMART LOGISTICS GLOBAL LIMITED

(Registrant’s Name)

Unit No. 805, 8th Floor, Capital Centre

151 Gloucester Road,

Wanchai, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Corporate Governance

This current report on Form 6-K is being filed to clarify the corporate governance practices of Smart Logistics Global Limited (“we”, “our”, “us” or the “Company”), including the home country rules that it intends to follow in lieu of Nasdaq corporate governance rules.

We are a company incorporated in Cayman Islands and are listed on Nasdaq. Because we are a foreign private issuer, Nasdaq rules permit us to follow the corporate governance practices of our home country. Certain corporate governance practices in Cayman Islands differ significantly from the corporate governance standards that Nasdaq expects of domestic U.S. companies, and accordingly, based on Rule 5615(a)(3)(A) the Company will follow its home country rules in lieu of the following Nasdaq corporate governance rules. As a result, you may not receive the benefits of certain corporate governance requirements that Nasdaq expects of U.S. domestic public companies.

(A)	Rule 5620 of the Nasdaq Listing Rules provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end;

(B)	Rule 5640 of the Nasdaq Listing Rules provides that voting rights of existing Shareholders of publicly traded common stock registered under Section 12 of the Act cannot be disparately reduced or restricted through any corporate action or issuance. This is subject to Nasdaq Information Memorandum IM-5640, which clarifies that Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. Company that is in compliance with Nasdaq's requirements for domestic Companies or that is not prohibited by the Company's home country law; and

(C)	Rule 5635 of the Nasdaq Listing Rules sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

On June 12, 2026, Appleby, the counsel to the Company as to the laws of Cayman Islands, has provided a letter of confirmation, confirming that:

1.	The Company’s practice of following the provisions of the laws of the Cayman Islands and its amended and restated memorandum and articles of association to be adopted by special resolution of the Company (the “Draft Restated MAA”) in lieu of the Nasdaq Listing Rules noted above is not prohibited under any statutory legal provision of the Cayman Islands; and

2.	Notwithstanding the generality of the preceding, under Cayman Islands law, it is permissible for the Company to adopt a dual class share capital structure comprised of class A ordinary shares of HK$0.0001 par value each (the “Class A Ordinary Shares”) and class B ordinary shares of HK$0.0001 par value each (the “Class B Ordinary Shares”), where each Class A Ordinary Share has one vote each and each Class B Ordinary Share has fifty votes each, such rights to be stipulated in the Company's Draft Restated MAA. The adoption of dual class share capital structure by the Company is not prohibited by the Companies Act (Revised) of the Cayman Islands, provided that such dual class share capital structure, including the adoption of the Draft Restated MAA, has been duly authorised and adopted by the Company in accordance its memorandum and articles of association then in effect.

As previously disclosed, on July 10, 2026, the Company convened its annual general meeting of shareholders which approved the Draft Restated MAA and the dual class share capital structure, among other matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Logistics Global Limited

Date: August 31, 2026	By:	/s/ Hue Kwok Chiu
	Name:	Hue Kwok Chiu
	Title:	Chief Executive Officer

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